Exhibit 99.1

$

JD.COM, INC.

$                      % Notes due 20

$                      % Notes due 20

Underwriting Agreement

, 2016

Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park
New York, New York 10036

UBS AG Hong Kong Branch
52/F, Two International Finance Centre,

8 Finance Street, Central Hong Kong

As Representatives of the several Underwriters listed in Schedule 1 hereto

Ladies and Gentlemen:

JD.com, Inc., an exempted company limited by shares under the laws of the Cayman Islands (the “Company”), proposes, subject to the terms and conditions stated herein, to issue and sell to the Underwriters named in Schedule 1 hereto (the “Underwriters”), for whom you are acting as representatives (the “Representatives”), an aggregate of $           principal amount of its           % Notes due 20           (the “20           Notes” ) and $           principal amount of its           % Notes due 20           (the “20           Notes”, and together with the 20           Notes, the “Securities”).  The Securities will be issued pursuant to an Indenture dated as of           , 2016 (the “Original Indenture”), as amended by the First Supplemental Indenture dated as of           , 2016 (the “First Supplemental Indenture”, together with the Original Indenture, as further amended or supplemented, the “Indenture”) between the Company and The Bank of New York Mellon, as trustee (the “Trustee”).

1.             Registration Statement.  The Company has prepared and filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Securities Act”), a registration statement on Form F-3, including a prospectus (the “Basic Prospectus”), relating to the debt securities to be issued from time to time by the Company.  The Company has also filed with the Commission pursuant to Rule 424 under the Securities Act a prospectus supplement specifically relating to the Securities (the “Prospectus Supplement”).  The registration statement, as amended at the time it becomes effective, including the information, if any, deemed pursuant to Rule 430A or 430B under the Securities Act to be part of the registration statement at the time of its effectiveness (“Rule 430 Information”), is referred to herein as the “Registration Statement”; and as used herein, the term “Prospectus” means the Basic Prospectus as supplemented by the prospectus supplement specifically relating to the Securities in the form first used (or made available upon request of purchasers pursuant to Rule 173 under the Securities Act) in connection with confirmation of sales of the Securities and the term “Preliminary Prospectus” means the preliminary prospectus supplement specifically relating to the Securities together with the

Basic Prospectus.  Capitalized terms used but not defined herein shall have the meanings given to such terms in the Registration Statement and the Prospectus.  References herein to the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, Time of Sale Information or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein, as of the effective date of the Registration Statement or the date of such Preliminary Prospectus or the Prospectus, as the case may be.  The terms “supplement,” “amendment” and “amend” as used herein with respect to the Registration Statement, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any documents filed or furnished by the Company under the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder (the “Exchange Act”) which are deemed to be incorporated by reference therein.  For purposes of this Agreement, the term “Effective Time” means the later of (i) the effective date of the Registration Statement with respect to the offering of Securities or (ii) if the Registration Statement has been amended, the effective date of such post-effective amendment, in each case as determined for the Company pursuant to Section 11 of the Securities Act and Item 512 of Regulation S-K, as applicable.

At or prior to the time on           , 2016 when sales of the Securities were first made (the “Time of Sale”), the Company had prepared the following information (collectively, the “Time of Sale Information”): a Preliminary Prospectus dated April 18, 2016, and each “free-writing prospectus” (as defined pursuant to Rule 405 under the Securities Act) listed on Annex A hereto.

2.             Representations and Warranties of the Company. The Company represents and warrants to each Underwriter as follows:

(a)           Registration Statement and Prospectus.  The Registration Statement is an “automatic shelf registration statement” as defined under Rule 405 of the Securities Act that has been filed with the Commission not earlier than three years prior to the date hereof; and no notice of objection of the Commission to the use of such registration statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act has been received by the Company.  No order suspending the effectiveness of the Registration Statement has been issued by the Commission and no proceeding for that purpose or pursuant to Section 8A of the Securities Act against the Company or related to the offering has been initiated or threatened by the Commission; as of the applicable effective date of the Registration Statement and any amendment thereto, the Registration Statement complied and will comply in all material respects with the Securities Act and the Trust Indenture Act of 1939, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Trust Indenture Act”), and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; and as of the date of the Prospectus and any amendment or supplement thereto and as of the Closing Date, the Prospectus will conform in all material respects with the Securities Act and the Trust Indenture Act, and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation or warranty with respect to (i) that part of the Registration Statement that constitutes the Statement of Eligibility and Qualification (Form T-1) of the Trustee under the Trust Indenture Act or (ii) any statements or omissions made in reliance upon and in conformity with the Underwriter Information (as defined below).

(b)           Preliminary Prospectus.  No order preventing or suspending the use of any Preliminary Prospectus has been issued by the Commission, and each Preliminary Prospectus, at the time of filing thereof, complied in all material respects with the Securities Act and did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the

Company makes no representation or warranty with respect to any statements or omissions made in reliance upon and in conformity with the Underwriter Information.

(c)           Time of Sale Information. The Time of Sale Information, at the Time of Sale did not, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation or warranty with respect to any statements or omissions made in reliance upon and in conformity with the Underwriter Information.

(d)           Issuer Free Writing Prospectus.  The Company (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, made, used, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any “written communication” (as defined in Rule 405 under the Securities Act) that constitutes an offer to sell or solicitation of an offer to buy the Securities (each such communication by the Company or its agents and representatives (other than a communication referred to in clauses (i) (ii) and (iii) below) an “Issuer Free Writing Prospectus”) other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Securities Act or Rule 134 under the Securities Act, (ii) the Preliminary Prospectus, (iii) the Prospectus, (iv) the documents listed on Annex A hereto as constituting part of the Time of Sale Information and (v) any electronic road show or other written communications, in each case approved in writing in advance by the Representatives.  Each such Issuer Free Writing Prospectus complies in all material respects with the Securities Act, has been or will be (within the time period specified in Rule 433) filed in accordance with the Securities Act (to the extent required thereby) and, when taken together with (i) the Preliminary Prospectus accompanying, or delivered prior to delivery of, such Issuer Free Writing Prospectus and (ii) any subsequent Issuer Free Writing Prospectus (dated on or before the Time of Sale or the Closing Date, as appropriate) amending, supplementing or updating such Issuer Free Writing Prospectus, did not at the Time of Sale, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation or warranty with respect to any statements or omissions made in each such Issuer Free Writing Prospectus in reliance upon and in conformity with the Underwriter Information.

(e)           Incorporated Documents.  The documents incorporated by reference in each of the Registration Statement, the Prospectus and the Time of Sale Information, when they were filed or furnished with the Commission conformed in all material respects to the requirements of the Exchange Act, and none of such documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and any further documents so filed and incorporated by reference in the Registration Statement, the Prospectus or the Time of Sale Information, when such documents become effective or are filed or furnished with the Commission, as the case may be, will conform in all material respects to the requirements of the Securities Act or the Exchange Act, as applicable, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(f)            No Material Adverse Change.  Except as otherwise stated therein, since the respective dates as of which information is given in the Registration Statement, the Time of Sale Information or the Prospectus, (i) there has been no material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and the Group Entities (as defined below) considered as one enterprise, whether or not arising in the ordinary course of business (a “Material Adverse Effect”), (ii) there have been no transactions entered into by the Company or any of the Group Entities, other than those in the ordinary course of business, which are material with respect to the Company and the Group Entities considered as one enterprise, and (iii)  there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock. Since the date of the latest financial statements included or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus, neither the Company nor any of the Group Entities has: (i) entered into or assumed any contract, (ii) acquired or disposed of or agreed to acquire or dispose of any business or any other asset or (iii) assumed or acquired or agreed to assume or acquire any liabilities (including contingent liabilities), that would, in any of clauses (i) through (iii) above, be material to the Company and the Group Entities, taken as a whole, and that are not otherwise described in the Registration Statement, the Time of Sale Information and the Prospectus.

(g)           Title to Property.  The Company and the Group Entities have good and marketable title to all real property owned by them and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (i) are described in the Registration Statement, the Time of Sale Information and the Prospectus or (ii) would not, singly or in the aggregate, result in a Material Adverse Effect; and except as disclosed in the Registration Statement, the Time of Sale Information and the Prospectus, all of the leases and subleases material to the business of the Company and the Group Entities, considered as one enterprise, and under which the Company or any of the Group Entities holds properties described in the Registration Statement, the Time of Sale Information or the Prospectus, are in full force and effect, and neither the Company nor any Group Entities has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any Group Entities under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or the Group Entities to the continued possession of the leased or subleased premises under any such lease or sublease.

(h)           Organization and Good Standing.  The only subsidiaries of the Company are (i) the subsidiaries listed in Schedule 2 hereto (collectively referred to herein as the “Group Entities”) and (ii) certain other subsidiaries which, considered in the aggregate as a single subsidiary, do not constitute a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X under the Securities Act. Each of the Company and the Group Entities has been duly organized and is validly existing in good standing (to the extent such concept is applicable) under the laws of the jurisdiction of its incorporation or organization, has corporate or similar power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the Time of Sale Information and the Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not reasonably be expected to have a Material Adverse Effect.

(i)            Validity of Variable Interest Entity Agreements.  Each of Beijing Jingdong Century Trade Co., Ltd. (“Jingdong Century”) or other applicable subsidiaries of the Company, Beijing Jingdong 360 Degree E-Commerce Co., Ltd., Jiangsu Yuanzhou E-Commerce Co., Ltd. and Suqian Limao Donghong Investment Management Co., Ltd. has the legal right, power and authority (corporate and other) to enter into and perform its obligations under each of the agreements and transactions described in the Registration Statement, the Time of Sale Information and the Prospectus (collectively, the “Service Agreements”) to which it is a party and has taken all necessary corporate action to authorize the execution, delivery and performance of, and has authorized, executed and delivered, each of the Service Agreements to which it is a party; and each of the Service Agreements to which it is a party constitutes a valid and legally binding obligation of such entity, as the case may be, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Each of the Service Agreements is in proper legal form under PRC law for the enforcement thereof against each of the Consolidated Affiliated Entities, as the case may be, in the PRC without further action by any of such entities; and to ensure the legality, validity, enforceability or admissibility in evidence of each of the Service Agreements as set forth in the Registration Statement, the Time of Sale Information and the Prospectus, it is not necessary that any such document be filed or recorded with any court or other authority in the PRC, except that, in accordance with PRC law requirements as of the date of this Agreement, (i) the exercise of the purchase options under each of the exclusive purchase option agreements of the Service Agreements shall be approved by and/or registered with the relevant PRC governmental authorities; and (ii) the equity pledge under each of the equity pledge agreements of the Service Agreements shall be registered with the relevant PRC governmental authorities to effect the pledge thereunder; nor is it necessary that any stamp or similar tax be paid on or in respect of any of the Service Agreements. The equity pledge under each of the equity pledge agreements of the Service Agreements has been duly registered with the relevant PRC governmental authorities.

(j)            Non-Contravention of Variable Interest Entity Agreements.  The execution and delivery by each of Jingdong Century or other applicable subsidiaries of the Company, Beijing Jingdong 360 Degree E-Commerce Co., Ltd., Jiangsu Yuanzhou E-Commerce Co., Ltd. and Suqian Limao Donghong Investment Management Co., Ltd. of, and the performance by such entity of its obligations under, each of the Service Agreements to which it is a party and the consummation by such entity of the transactions contemplated therein (the “Service Activities”) did not, do not and will not: (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which such entity is a party or by which such entity is bound or to which any of the properties or assets of such entity is bound or to which any of the properties or assets of such entity is subject, except where such conflict, breach, violation or default would not reasonably be expected to have a Material Adverse Effect; (ii)  result in any violation of the provisions of the articles of association or business license of such entity; or (iii) result in any violation of any laws, regulations, rules, orders, decrees, guidelines or notices of the PRC that are in effect as of the date hereof, including but not limited to the rules and regulations promulgated by the Ministry of Commerce, the State Administration of Industry and Commerce and the State Administration of Foreign Exchange of the PRC, except where such conflict, breach, violation or default would not reasonably be expected to have a Material Adverse Effect; and except as disclosed in the Registration Statement, the Time of Sale Information and the Prospectus, all Governmental Licenses (as defined below) required in connection with the Service Activities have been made or have been obtained unconditionally in writing, and no such Governmental Licenses has been withdrawn or is subject to any condition precedent which has not been fulfilled, performed or waived.

(k)           Absence of Violations, Defaults and Conflicts.  Neither the Company nor any of the Group Entities is (i) in violation of its charter, by-laws or similar organizational document, (ii) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of Group Entities is a party or by which it or any of them may be bound or to which any of the properties or assets of the Company or any Group Entities is subject (collectively, “Agreements and Instruments”), except for such defaults that would not, singly or in the aggregate, result in a Material Adverse Effect, or (iii) in violation of any law, statute, rule, regulation, judgment, order, writ or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or any of the Group Entities or any of their respective properties, assets or operations (each, a “Governmental Entity”), except for such violations that would not, singly or in the aggregate, result in a Material

Adverse Effect and except as disclosed in the Registration Statement, the Time of Sale Information and the Prospectus.

(l)            Possession of Licenses and Permits.  Except as disclosed in the Registration Statement, the Time of Sale Information and the Prospectus, each of the Company and the Group Entities possesses such permits, licenses, franchises, concessions, orders, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate Governmental Entities necessary to own, lease, license and use its properties, assets and conduct its business in the manner described in the Registration Statement, the Time of Sale Information and the Prospectus and has made all necessary declarations and filings with the all Governmental Entities, except where the failure so to possess, declare or file would not, singly or in the aggregate, result in a Material Adverse Effect.  Except as disclosed in the Registration Statement, the Time of Sale Information and the Prospectus, the Company and the Group Entities are in compliance with the terms and conditions of all Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect.  All of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, result in a Material Adverse Effect.  Neither the Company nor any of the Group Entities has received any notice of proceedings relating to the revocation or modification of any Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect.

(m)          Capitalization.  The share capital of the Company is set forth in the Registration Statement, the Time of Sale Information and the Prospectus in the column entitled “Actual” under the caption “Capitalization” (except for subsequent issuances, if any, pursuant to reservations, agreements or employee benefit plans referred to in the Registration Statement, the Time of Sale Information and the Prospectus or pursuant to the exercise of convertible securities or options referred to in the Registration Statement, the Time of Sale Information and the Prospectus).  The outstanding share capital of the Company has been duly authorized, validly issued, is fully paid and non-assessable.  Except as otherwise disclosed in the Registration Statement, the Time of Sale Information and the Prospectus, (i) all of the issued and outstanding share capital of each of the Group Entities incorporated or organized outside of the PRC has been duly authorized and validly issued, is fully paid and non-assessable, and the registered capital of each of Group Entities established in the PRC has been fully paid in accordance with the payment schedule stipulated in their respective articles of association or similar organizational documents, and (ii) all of the issued and outstanding share capital of each of the Group Entities (other than the Variable Interest Entities listed in Schedule 2 hereto) is owned by the Company, directly or indirectly through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity, except for the investor rights provided to the non-controlling shareholders of Beijing Jingdong Shangboguangyi Investment Management Co., Ltd. in the agreements relating to its financing that closed in March 2016.

(n)           No Registration Rights.  There are no persons with registration rights or other similar rights to have any securities registered for sale pursuant to the Registration Statement or otherwise registered for sale by the Company under the Securities Act, other than those rights that have been disclosed in the Registration Statement, the Time of Sale Information and the Prospectus and those rights that have been waived.

(o)           Due Authorization.  The Company has full right, power and authority to execute and deliver this Agreement, the Securities and the Indenture (collectively, the “Transaction Documents”) and to perform its obligations hereunder and thereunder; and all action required to be taken for the due and proper authorization, execution and delivery of each of the Transaction Documents and the consummation of the transactions contemplated thereby has been duly and validly taken.

(p)           Transaction Documents.  This Agreement has been duly authorized, executed and delivered by the Company. The Indenture has been duly authorized and, when executed and delivered by the Company on the Closing Date, will be a valid and binding agreement of the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability (collectively, the “Enforceability Exceptions”). The Indenture has been duly qualified under the Trust Indenture Act and on the Closing Date will conform in all material respects to the requirements of the Trust Indenture Act. The Securities have been duly authorized and, on the Closing Date, the Securities will have been duly executed by the Company and, when authenticated in accordance with the Indenture and delivered and paid for as provided in this Agreement, will be the valid and binding obligations of the Company, entitled to the benefits of the Indenture and enforceable in accordance with their terms, subject to the Enforceability Exceptions.

(q)           Material Contracts.  Neither the Company nor any of the Group Entities has sent or received any notice regarding termination of, or intent not to renew (to the extent that such contracts and agreements are of the kind that is typically renewable), any of the material contracts or agreements specifically referred to or described in the Registration Statement, the Time of Sale Information and the Prospectus, or filed as an exhibit to the Registration Statement, and no such termination or non-renewal has been, to the best of the Company’s knowledge, threatened by the Company or any of the Group Entities or any other party to any such contract or agreement. In addition, except as disclosed in the Registration Statement, the Time of Sale Information and the Prospectus, neither the Company nor any of the Group Entities has entered into any memorandum of understanding, letter of intent, definitive agreement or any similar agreements with respect to a merger or consolidation or an acquisition or disposition of assets, technologies, business units or businesses that would be material to the Company and the Group Entities taken as a whole.

(r)            Related Party Transactions.  Except as disclosed in the Registration Statement, the Time of Sale Information and the Prospectus, (i) there is no material indebtedness (actual or contingent) and no material contract or arrangement is outstanding between the Company or any of the Group Entities on the one hand and any director or executive officer of the Company or any of the Group Entities or the affiliates or members of the immediate families of such director or executive officer (including his/her spouse, children, any company or undertaking in which he/she holds a controlling interest) on the other hand; (ii) there are no material relationships or transactions between the Company or any of the Group Entities on the one hand and their respective affiliates, executive officers, directors or 10% or greater shareholders on the other hand which, although required to be disclosed, are not disclosed in the Registration Statement, the Time of Sale Information and the Prospectus; and (iii) none of the Company or any of the Group Entities is engaged in any material transactions with its directors, executive officers, 10% or greater shareholders, or any other affiliate, including any person who formerly was a director, executive officer and/or 10% or more shareholder, on terms that are not available from unrelated third parties on an arm’s length basis.

(s)            No Conflict. The execution, delivery and performance by the Company of the Transaction Documents, the issuance and sale of the Securities and compliance by the Company with the terms thereof and the consummation of the transactions contemplated under the Transaction Documents, do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Company or any Group Entities pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that would not, singly or in the aggregate, result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter, by-laws or similar organizational document of the Company or any law, statute, rule, regulation, judgment, order, writ or decree of any Governmental Entity.  As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of the Group Entities.

(t)            Description of Indenture and Securities.  The Indenture conforms, and the Securities will conform, in all material respects to the descriptions thereof contained in the Registration Statement, the Time of Sale Information and the Prospectus.

(u)           No Approval Required.  No consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority or any stock exchange authority is required for the execution, delivery and performance by the Company of each of the Transaction Documents, the issuance and sale of the Securities and compliance by the Company with the terms thereof and the consummation of the transactions contemplated by the Transaction Documents, except for the registration of the Securities under the Securities Act, the listing of the Securities on Singapore Exchange Security Trading Limited (the “SGX-ST”), the qualification of the Indenture under the Trust Indenture Act and such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable state securities laws in connection with the purchase and distribution of the Securities by the Underwriters.

(v)           Blue Sky Qualification.  The Company will use its best efforts, in cooperation with the Underwriters, to qualify the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Representatives may designate and to maintain such qualifications in effect so long as required to complete the distribution of the Securities; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(w)          Absence of Proceedings.  Except as disclosed in the Registration Statement, the Time of Sale Information and the Prospectus, there is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Entity now pending or, to the knowledge of the Company, threatened, against or affecting the Company or any of the Group Entities, which would result in a Material Adverse Effect or materially and adversely affect the consummation of the transactions contemplated in the Transaction Documents or the performance by the Company of its obligations hereunder and thereunder; and the aggregate of all pending legal or governmental proceedings to which the Company or any Group Entities is a party or of which any of their respective properties or assets is the subject which are not described in the Registration Statement, the Time of Sale Information  and the Prospectus, including ordinary routine litigation incidental to the business, would not result in a Material Adverse Effect.

(x)           Operating and Financial Review and Prospect. The section entitled “Operating and Financial Review and Prospect” (the “MD&A”) included or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus truly, accurately and completely in all material respects describes: (i) accounting policies which the Company believes are the most important in the portrayal of the Company’s financial condition and results of operations and which require management’s most difficult, subjective or complex judgments (“Critical Accounting Policies”); (ii) judgments and uncertainties affecting the application of Critical Accounting Policies; and (iii) the likelihood that materially different amounts would be reported under different conditions or using different assumptions; and the Company’s board of directors and management have reviewed and agreed with the selection, application and disclosure of Critical Accounting Policies and have consulted with its legal counsel and independent public accountants with regard to such disclosure. The MD&A accurately and fully describes: (A) all material trends, demands, commitments, events, uncertainties and risks, and the potential effects thereof, that the Company believes would materially affect liquidity, financial condition or results of operations of the Company, and are reasonably likely to occur; and (B) all off-balance sheet transactions, arrangements, and obligations, including, without limitation, relationships with unconsolidated entities that are contractually limited to narrow activities that facilitate the transfer of or access to assets by the Company or the Group Entities, such as structured finance entities and special purpose entities (collectively, “off-balance sheet arrangements”) that are reasonably likely to have a material effect on the liquidity of the Company or the Group Entities, or the availability thereof or the requirements of the Company or the Group Entities for capital resources.

(y)           Insurance.  The Company and the Group Entities maintain insurance covering their respective properties, operations, personnel and businesses as the Company reasonably deems adequate; such insurance insures against such losses and risks to an extent which is adequate in accordance with customary industry practice to protect the Company and the Group Entities and their respective businesses; all such insurance is in full force.  The Company has no reason to believe that it or any Group Entities will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Effect.  Neither of the Company nor any Group Entities has been denied any insurance coverage which it has sought or for which it has applied.  There is no material insurance claim made by or against the Company or any of the Group Entities, pending, outstanding, or, to the best of the Company’s knowledge, threatened, and no facts or circumstances exist which would reasonably be expected to give rise to any such claim.

(z)           Investment Company Act.  The Company is not, and after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Registration Statement, the Time of Sale Information and the Prospectus will not be, required to register as an “investment company”, as such term is defined in the Investment Company Act of 1940, as amended.

(aa)         FPI. The Company is a “foreign private issuer” within the meaning of Rule 405 under the Securities Act.

(bb)         FINRA.  Except as described in the Registration Statement, the Time of Sale Information and the Prospectus, there are no affiliations or associations between any member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and the Company; there are no affiliations or associations between (i) any member of FINRA and (ii) any of the Company’s executive officers, directors or, to the best of the Company’s knowledge, 5% or greater security holders or any beneficial owner of the Company’s unregistered equity securities that were acquired at any time on or after the 180th day immediately preceding the date the Registration Statement was initially filed with the Commission. Except as disclosed in the Registration Statement, the Time of Sale Information and the Prospectus and that in connection with the Company’s incurrence of indebtedness denominated in China Renminbi and initially offered, marketed or issued primarily to persons resident in the PRC, the Company does not have any material lending or other relationship with any bank or lending affiliate of any Underwriter.

(cc)         No Other Offerings.  Except as disclosed in the Registration Statement, the Time of Sale Information and the Prospectus, the Company has not sold, issued or distributed any securities during the six-month period preceding the date hereof, including any debt securities pursuant to Rule

144A, Regulation D or Regulation S promulgated under the Securities Act, other than shares issued pursuant to the Company’s existing share incentive plan or other employee benefit or compensation plans.

(dd)         No Finders’ Fee.  There are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with the issuance and sale of the Securities.

(ee)         Statistical and Market-related Data.  Any statistical and market-related data included or incorporated by reference in the Registration Statement, the Time of Sale Information or the Prospectus are based on or derived from sources that the Company believes, after reasonable inquiry, to be reliable and accurate and, to the extent required, the Company has obtained the written consent to the use of such data from such sources.

(ff)          Citizenship.  Each of Mr. Richard Qiangdong Liu and Mr. Jiaming Sun is a citizen of the PRC, and no application is pending in any other jurisdiction by him or on his behalf for naturalization or citizenship.

(gg)         Company is a Well-Known Seasoned Issuer.  The Company was and is a “well known seasoned issuer” as defined in Rule 405 of the Securities Act at the times specified in the Securities Act in connection with the offering of the Securities.

(hh)         Company is not an Ineligible Issuer. The Company was not and is not an Ineligible Issuer as defined in Rule 405 of the Securities Act at the times specified in the Securities Act in connection with the offering of the Securities, without taking account of any determination by the Commission pursuant to Rule 405 of the Securities Act that it is not necessary that the Company be considered an Ineligible Issuer.

(ii)           Intellectual Property.  In each case, except as described in the Registration Statement, the Time of Sale Information and the Prospectus (i) each of the Company and the Group Entities owns, possesses, licenses or has other rights to use or can acquire on reasonable terms the patents and patent applications, copyrights, trademarks, service marks, trade names, Internet domain names, technology, know-how (including trade secrets and other unpatented and/or unpatentable proprietary rights) and other intellectual property necessary or used in any material respect to conduct its business in the manner in which it is being conducted and in the manner in which it is contemplated as set forth in the Registration Statement, the Time of Sale Information and the Prospectus (collectively, the “Intellectual Property”); (ii) none of the material Intellectual Property is unenforceable or invalid; (iii) neither the Company nor any of the Group Entities has received any notice alleging infringement, violation or conflict with (and neither the Company nor any of the Group Entities knows of any basis for alleging infringement, violation or conflict with) rights of others with respect to the Intellectual Property that would reasonably be expected to have a Material Adverse Effect; (iv) there are no pending or, to the best of the Company’s knowledge, threatened actions, suits, proceedings or claims by others that allege the Company or any of the Group Entities is infringing any patent, trade secret, trademark, service mark, copyright or other intellectual property or proprietary right that would reasonably be expected to have a Material Adverse Effect; (v) neither the Company nor any of the Group Entities are in breach of, and the Company and the Group Entities have complied in all respects with all terms of, any license or other agreement relating to the Intellectual Property, except such breach or non-compliance that would not reasonably be expected to have a Material Adverse Effect; (vi) except as disclosed in the Registration Statement, the Time of Sale Information and the Prospectus, neither the Company nor any of the Group Entities is subject to any non-competition or other similar restrictions or arrangements relating to any business or service anywhere in the world that would have a Material Adverse Effect; (vii) each of the

Company and the Group Entities has taken all necessary and appropriate steps to protect and preserve the confidentiality of applicable Intellectual Property (“Confidential Information”); (viii) (a) all use or disclosure of Confidential Information owned by the Company or the Group Entities by or to a third party has been pursuant to a written agreement between the Company, the Group Entities and such third party, and (b) all use or disclosure of Confidential Information not owned by the Company or the Group Entities has been pursuant to the terms of a written agreement between the Company, the Group Entities, and the owner of such Confidential Information, or is otherwise lawful, except that in either case of (a) or (b) the failure to do so would not reasonably be expected to have a Material Adverse Effect.

(jj)           Foreign Corrupt Practices Act.  None of the Company, any of the Group Entities or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of the Group Entities is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(kk)         Money Laundering Laws.  The operations of the Company and the Group Entities are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any Governmental Entity involving the Company or any Group Entities with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(ll)           OFAC.  None of the Company, any of the Group Entities or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or  representative of the Company or any of the Group Entities is an individual or entity currently the subject or target of any sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council (“UNSC”), the European Union, Her Majesty’s Treasury (“HMT”), or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company located, organized or resident in a country or territory that is the subject of Sanctions. None of the Company and the Group Entities will directly or indirectly use the proceeds of the sale of the Securities, or lend, contribute or otherwise make available such proceeds to any subsidiaries, joint venture partners or other person, to fund any activities of or business with any person, or in any country or territory, that, at the time of such funding, is the subject of  Sanctions or in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.

(mm)      Environmental Laws. Except as described in the Registration Statement, the Time of Sale Information and the Prospectus or would not, singly or in the aggregate, result in a Material Adverse Effect, (i) neither the Company nor any of the Group Entities is in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (ii) the Company and the Group Entities have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (iii) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of the Group Entities and (iv) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or Governmental Entity, against or affecting the Company or any of the Group Entities relating to Hazardous Materials or any Environmental Laws.

(nn)         SAFE Registrations.  Each of the Company and the Group Entities that were incorporated outside of the PRC has taken, or is in the process of taking, all reasonable steps to comply with, and to ensure compliance by each of its shareholders, option holders, directors, officers and employees that is, or is directly or indirectly owned or controlled by, a PRC resident or citizen, with any applicable rules and regulations of the relevant PRC government agencies (including but not limited to the Ministry of Commerce, the National Development and Reform Commission and the State Administration of Foreign Exchange (“SAFE”)) relating to overseas investment by PRC residents and citizens or overseas listing by offshore special purpose vehicles controlled directly or indirectly by PRC companies and individuals, such as the Company (the “PRC Overseas Investment and Listing Regulations”), including, without limitation, requesting each shareholder, option holder, director, officer and employee that is, or is directly or indirectly owned or controlled by, a PRC resident or citizen to complete any registration and other procedures required under applicable PRC Overseas Investment and Listing Regulations.

(oo)         Independent Accountant.  The accountants who certified the financial statements and supporting schedules included or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus are independent public accountants as required by the Securities Act and the Public Company Accounting Oversight Board.

(pp)         Accounting Controls.  The Company and each of the Group Entities maintain systems of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) that comply with the requirements of the Exchange Act, which are sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States (“US GAAP”) and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as described in the Registration Statement, the Time of Sale Information and the Prospectus, since the end of the Company’s most recent audited fiscal year, there has been (a) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (b) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(qq)         Disclosure Controls and Procedures.  The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that comply with the requirements of the Exchange Act; and such disclosure controls and procedures have been designed to ensure that material information relating to the Company and its subsidiaries is made known to the Company’s principal executive officer and principal financial officer by others within those entities; and such disclosure controls and procedures are effective.

(rr)           Absence of Labor Dispute.  (i) No labor dispute with the employees of the Company or any of the Group Entities exists or, to the knowledge of the Company, is imminent, and (ii) the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or any Group Entity’s principal suppliers, manufacturers, customers or contractors, which, in either case of (i) or (ii), would result in a Material Adverse Effect.  Except as disclosed in the Registration Statement, the Time of Sale Information and the Prospectus, neither the Company nor any of the Group Entities has any material obligation to provide retirement, healthcare, death or disability benefits to any of the present or past employees of the Company or any of the Group Entities, or to any other person.

(ss)          eXtensible Business Reporting Language.  The interactive data in eXtensible Business Reporting Language included or incorporated by reference in each of the Registration Statement, the Time of Sale Information and the Prospectus fairly presents the information called for in all material respects and is prepared in accordance with the Commission’s rules and guidelines applicable thereto.

(tt)           Sarbanes-Oxley Act.  There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated in connection therewith, including Section 402 related to loans and Sections 302 and 906 related to certifications.

(uu)         Financial Statements.  The financial statements included or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus, together with the related schedules and notes, present fairly the consolidated financial position of the Company and the Group Entities at the dates indicated and the consolidated results of operations and changes in the consolidated financial position of the Company and the Group Entities for the periods specified; said financial statements have been prepared in conformity with US GAAP applied on a consistent basis throughout the periods involved.  The supporting schedules, if any, present fairly in accordance with US GAAP the information required to be stated therein.  The selected financial data and the summary financial information included or incorporated by reference in each of the Registration Statement, the Time of Sale Information and the Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included therein. Except as included therein, no historical or pro forma financial statements or supporting schedules are required to be included or incorporated by reference in the Registration Statement, the Time of Sale Information or the Prospectus under the Securities Act. All disclosures contained in the Registration Statement, the Time of Sale Information or the Prospectus regarding “non-GAAP financial measures” (as such term is defined by the rules and regulations of the Commission) comply with Regulation G of the Exchange Act and Item 10 of Regulation S-K of the Securities Act, to the extent applicable.

(vv)         Payment of Taxes.  The Company and the Group Entities have paid all material taxes required to be paid through the date hereof, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided, and all returns, reports or filings which ought to have been made by or in respect of the Company and the Group Entities for taxation purposes as required by the law of the jurisdictions where the Company and the Group Entities are incorporated, managed or engage in business have been made and all such returns are correct and on a proper basis in all respects, except where failure to make or correctly and properly file any such return, report or filing would not reasonably be expected to have a Material Adverse Effect; no such returns, reports or filings are the subject of any dispute with the relevant revenue or other appropriate authorities except as may be being contested in good faith and by appropriate proceedings and as to which adequate reserves have been provided; the provisions made in the audited consolidated financial statements included or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus included appropriate provisions required under US GAAP for all taxation in respect of accounting periods ended on or before the accounting reference date to which such audited accounts relate for which the Company was then or would reasonably be expected thereafter to become liable; and neither the Company nor any of the Group Entities has received notice of any material tax deficiency with respect to the Company or any of the Group Entities.

(ww)       No Restrictions on Group Entities.  None of the Group Entities is currently prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, from paying any dividends to the Company, from making any other distribution on such Group Entity’s capital stock or similar ownership interest, from repaying to the Company any loans or advances to such Group Entity from the Company or from transferring any of such Group Entity’s properties or assets to the Company or any other Group Entities, except for the restrictions set forth in the Service Agreements in relation to the applicable Variable Interest Entities and in the agreements relating to the financing of Beijing Jingdong Shangboguangyi Investment Management Co., Ltd. that closed in March 2016.

(xx)         No Underwriter Tax Liabilities.  No stamp, issuance or transfer taxes or duties and no capital gain, income, withholding or other taxes are payable by or on behalf of the Underwriters to the government of the Cayman Islands, the PRC or any political subdivision or taxing authority thereof or therein, in connection with: (i) the sale and delivery by the Company of the Securities to or for the respective accounts of the several Underwriters, (ii) the sale and delivery by the Underwriters of the Securities to the initial purchasers thereof in the manner contemplated by the Transaction Documents, or (iii) other than nominal stamp duty if the Transaction Documents or any other documents to be furnished hereunder is executed in or brought into the Cayman Islands, the Transaction Documents or any other documents to be furnished hereunder.

(yy)         Validity of Choice of Law.  Under the laws of the Cayman Islands, the courts of the Cayman Islands will recognize and give effect to the choice of law provisions set forth in Section 15 hereof and enforce judgments of U.S. courts obtained against the Company to enforce the Transaction Documents, subject to the principles and conditions described under the section titled “Enforceability of Civil Liabilities” in the Registration Statement, the Time of Sale Information and the Prospectus; under the laws of the PRC, the choice of law provisions set forth in Section 15 hereof will be recognized by the courts of the PRC and any judgment obtained in any state or federal court located in the Borough of Manhattan, The City of New York, New York (each, a “New York Court”) arising out of or in relation to the obligations of the Company under this Agreement will be recognized in PRC courts subject to the discretion of the relevant courts and public policies and other principles to be considered by such courts and the other conditions described under the section titled “Enforceability of Civil Liabilities” in the Registration Statement, the Time of Sale Information and the Prospectus.

Any certificate signed by any officer of the Company and delivered to the Representatives or counsel for the Underwriters in connection with an offering of Securities shall be deemed a representation and warranty by the Company to each Underwriter as to the matters covered thereby on the date of such certificate.

3.             Purchase and Sale.

(a)           The Company agrees to issue and sell the Securities to the several Underwriters as provided in this Agreement, and each Underwriter, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from the Company (x) at a purchase price of           % (being the issue price to investors of           % less a combined underwriting, management and selling commission of           %) of the principal amount thereof plus accrued interest, if any, from           , 2016 to the Closing Date (as defined below), the principal amount of the 20           Notes set forth opposite such Underwriter’s name in Schedule 1 hereto, and (y) at a purchase price of           % (being the issue price to investors of           % less a combined underwriting, management and selling commission of           %) of the principal amount thereof plus accrued interest, if any, from           , 2016 to the Closing Date, the principal amount of the 20           Notes set forth opposite such Underwriter’s name in Schedule 1 hereto. The Company will not be obligated to deliver any of the Securities except upon payment for all the Securities to be purchased as provided herein.

(b)           The Company understands that the Underwriters intend to make a public offering of the Securities as soon after the effectiveness of this Agreement as in the judgment of the Representatives is advisable, and initially to offer the Securities on the terms set forth in the Time of Sale Information.  The Company acknowledges and agrees that the Underwriters may offer and sell Securities to or through any affiliate of an Underwriter and that any such affiliate may offer and sell Securities purchased by it to or through any Underwriter.

(c)           Payment for and delivery of the Securities will be made at [9:00 A.M.], New York City time, on           , 2016, or such other time not later than ten business days after such date as shall be agreed upon in writing by the Representatives and the Company (such time and date of payment and delivery being herein referred to as the “Closing Date”).

(d)           Payment for the Securities shall be made by wire transfer in immediately available funds to the account(s) specified by the Company to the Representatives against delivery to the nominee of The Depository Trust Company (“DTC”), for the account of the Underwriters, of one or more global notes representing the Securities (collectively, the “Global Note”), with any transfer taxes payable in connection with the sale of the Securities duly paid by the Company.  The Global Note will be made available for inspection by the Representatives not later than 1:00 P.M., New York City time, on the business day prior to the Closing Date.

4.             Covenants of the Company.  The Company covenants with the several Underwriters as follows:

(a)           Filings with the Commission.  The Company will (i) pay the registration fees for this offering within the time period required by Rule 456(b)(1)(i) under the Securities Act (without giving effect to the proviso therein) and in any event prior to the Closing Date, (ii) file the Prospectus in a form approved by the Underwriters with the Commission pursuant to Rule 424 under the Securities Act not later than the close of business on the second business day following the date of determination of the public offering price of the Securities or, if applicable, such earlier time as may be required by Rule 424(b) and Rule 430A or 430B under the Securities Act, and (iii) file promptly all reports and any definitive proxy or information statements required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of the Prospectus and for so long as the delivery of a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) is required in connection with the offering or sale of the Securities.  The Company will file any Issuer Free Writing Prospectus to the extent required by Rule 433 under the Securities Act.

(b)           Delivery of Registration Statement and Prospectus.  The Company will deliver, without charge, (i) to the Representatives and counsel for the Underwriters, copies of the Registration Statement as originally filed and each amendment thereto, in each case including all exhibits and consents filed therewith and documents incorporated by reference therein; and (ii) to each Underwriter (A) as many copies of the Preliminary Prospectus as such Underwriter reasonably requested, and the Company hereby consents to the use of such copies for purposes permitted by the Securities Act, and (B) during the Prospectus Delivery Period (as defined below), such number of copies of the Prospectus (including all amendments and supplements thereto and documents incorporated by reference therein) and each Issuer Free Writing Prospectus as the Representatives may reasonably request.  As used herein, the term “Prospectus Delivery Period” means such period of time after the first date of the public offering of the Securities as a prospectus relating to the Securities is required by law to be delivered (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the Securities by any Underwriter or dealer. The copies of the Preliminary Prospectus, the Registration Statement, the Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission via EDGAR, except to the extent permitted by Regulation S-T.

(c)           Amendments or Supplements.  During the Prospectus Delivery Period, the Company will, reasonably in advance of making, preparing, using, authorizing, approving, referring to or filing any Issuer Free Writing Prospectus or any amendment or supplement to the Registration Statement or the Prospectus, furnish to the Representatives a copy of each such proposed Issuer Free Writing Prospectus, amendment or supplement for review and will not make, prepare, use, authorize, approve, refer to or file any such Issuer Free Writing Prospectus or file any such proposed amendment or supplement to which the Representatives object.

(d)           Notice to the Representatives.  During the Prospectus Delivery Period, the Company will advise the Representatives promptly, and confirm such advice in writing, (i) when any amendment to the Registration Statement has been filed or becomes effective; (ii) when any supplement to the Prospectus or any amendment to the Prospectus or any Issuer Free Writing Prospectus has been filed; (iii) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus or the receipt of any comments from the Commission relating to the Registration Statement or any other request by the Commission for any additional information; (iv) of the issuance by the Commission of any order suspending the effectiveness of the Registration Statement or preventing or suspending the use of any Preliminary Prospectus or the Prospectus or the initiation or threatening of any proceeding for that purpose or pursuant to Section 8A of the Securities Act; (v) of the occurrence of any event within the Prospectus Delivery Period as a result of which the Prospectus, the Time of Sale Information or any Issuer Free Writing Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances existing when the Prospectus, the Time of Sale Information or any such Issuer Free Writing Prospectus is delivered to a purchaser, not misleading; (vi) of the receipt by the Company of any notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act and (vii) of the receipt by the Company of any notice with respect to any suspension of the qualification of the Securities for offer and sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose. The Company will use its commercially reasonable efforts to prevent the issuance of any such order suspending the effectiveness of the Registration Statement, preventing or suspending the use of any Preliminary Prospectus or the Prospectus or suspending any such qualification of the Securities and, if any such order is issued, will use its commercially reasonable efforts to obtain as soon as possible the withdrawal thereof.

(e)           Ongoing Compliance.  (1) If during the Prospectus Delivery Period (i) any event shall occur or condition shall exist as a result of which the Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances existing when the Prospectus is delivered to a purchaser, not misleading or (ii) it is necessary to amend or supplement the Prospectus to comply with law, the Company will immediately notify the Underwriters thereof and forthwith prepare and, subject to paragraph (c) above, file with the Commission and, at its own expense, furnish to the Underwriters and to such dealers as the Representatives may designate, such amendments or supplements to the Prospectus (or any document to be filed with the Commission and incorporated by reference therein) as may be necessary so that the statements in the Prospectus as so amended or supplemented (or any document to be filed with the Commission and incorporated by reference therein) will not, in the light of the circumstances existing when the Prospectus is delivered to a purchaser, be misleading or so that the Prospectus will comply with law.

(2) if at any time prior to the Closing Date (i) any event shall occur or condition shall exist as a result of which the Time of Sale Information as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (ii) it is necessary to amend or supplement the Time of Sale Information to comply with law, the Company will notify the Underwriters thereof as promptly as practicable and forthwith prepare and, subject to paragraph (c) above, file with the Commission (to the extent required) and furnish to the Underwriters and to such dealers as the Representatives may designate, such amendments or supplements to the Time of Sale Information as may be necessary so that the statements in the Time of Sale Information as so amended or supplemented will not, in the light of the circumstances under which they were made, be misleading or so that the Time of Sale Information will comply with law.

(f)            Rule 158.  The Company will timely file such reports pursuant to the Exchange Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement for the purposes of, and to provide to the Representatives the benefits contemplated by, the last paragraph of Section 11(a) of the Securities Act.

(g)           Issuer Free Writing Prospectus.  The Company agrees that, unless it obtains the prior written consent of the Representatives, it will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus,” or a portion thereof, required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the Representatives will be deemed to have consented to the Issuer Free Writing Prospectuses listed on Annex A hereto and any “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) that has been reviewed by the Representatives.  The Company represents that it has treated or agrees that it will treat each such free writing prospectus consented to, or deemed consented to, by the Representatives as an “issuer free writing prospectus,” as defined in Rule 433, and that it has complied and will comply with the applicable requirements of Rule 433 with respect thereto, including timely filing with the Commission where required, legending and record keeping.  If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, any Preliminary Prospectus or the Prospectus or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Company will promptly notify the Representatives and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(h)           Clear Market.  During the period from the date hereof through and including the date that is 60 days after the Closing Date, the Company will not, without the prior written consent of the Representatives, offer, sell, contract to sell or otherwise dispose of any debt securities issued or guaranteed by the Company, other than indebtedness denominated in Chinese Renminbi and initially offered, marketed or issued primarily to persons resident in the PRC.

(i)            No Stabilization.  Neither the Company nor any of its affiliates, has taken or will take, directly or indirectly, any action designed to or that constituted or which could reasonably be expected to cause or result in any stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities or to result in a violation of Regulation M under the Exchange Act.

(j)            DTC.  The Company will assist the Representatives in arranging for the Securities to be eligible for clearance and settlement through DTC, Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, Luxembourg.

(k)           Use of Proceeds.  The Company will apply the net proceeds from the sale of the Securities as described in the Registration Statement, the Time of Sale Information and the Prospectus under the heading “Use of Proceeds”.

(l)            SGX-ST.  The Company has obtained approval-in-principle for the Securities to be listed on the SGX-ST, subject to the conditions set forth in the approval-in-principle received from the SGX-ST. The Company will use its reasonable best efforts to have the Securities admitted for trading, and maintain the listing of the Securities, on the SGX-ST.  If the Company is unable to maintain such listing having used its reasonable best efforts, it being understood that reasonable best efforts does not include the public disclosure of sensitive information that the Company otherwise does not and is not required to publicly disclose, the Company agrees to use its reasonable best efforts to obtain and maintain a listing of the Securities on a comparable stock exchange to be selected after consultation with the Representatives.

(m)          Press Release. The Company agrees to, prior to the Closing Date, issue no press release or other communication directly or indirectly and hold no press conferences with respect to the financial condition, results of operations or business of the Company and the Group Entities, or the offering of the Securities, without the Underwriters’ prior written consent.

(n)           Copies of Reports and Communications.  During a period of three years from the effective date of the Registration Statement, the Company agrees to furnish to the Representatives and, upon request, to each of the other Underwriters a copy of its annual report to shareholders, and to deliver to the Representatives (i) as soon as they are available, copies of any reports and financial statements furnished to or filed with the Commission or mailed to shareholders; and (ii) such additional information concerning the business and financial condition of the Company as the Representatives may from time to time reasonably request (such financial statements to be on a consolidated basis to the extent the accounts of the Company and the Group Entities are consolidated in reports furnished to its shareholders generally or to the Commission); provided, however, that (i) in each case the Company will have no obligation to deliver such reports or other communications (financial or other) to the extent they are publicly available on the Company’s website or the Commission’s EDGAR internet database, and (ii) if the Company ceases to be subject to reporting obligations under the Exchange Act, it will have no obligation hereunder to deliver reports or other communications (financial or other).

(o)           Indemnification.  The Company agrees to indemnify and hold each of the Underwriters harmless against any documentary, stamp, issuance, registration, transfer taxes or similar taxes, duties or fees and any transaction levies, including any interest and penalties, on the issue, sale and delivery to the Underwriters, and the resale by the Underwriters of the Securities in accordance with the terms of this Agreement and on the execution and delivery of this Agreement and the Indenture which are or may be required to be paid under the laws of the Cayman Islands, Hong Kong, the PRC or any political subdivision or taxing authority thereof or therein. Moreover, all payments to be made by the Company hereunder will be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Company is compelled by law to deduct or withhold such taxes, duties or chargers.  In that event, the Company will pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction will equal the amounts that would have been received if no withholding or deduction had been made.

5.             Conditions of Underwriters’ Obligations.  The obligation of each Underwriter to purchase Securities on the Closing Date as provided herein is subject to the accuracy of the representations and warranties of the Company contained herein or in certificates of any officer of the Company delivered pursuant to the provisions hereof, to the performance by the Company of its covenants and other obligations hereunder as of or before the Closing Date, and to the following further conditions:

(a)           Registration Compliance; No Stop Order.  If a post-effective amendment to the Registration Statement is required to be filed under the Securities Act, such post-effective amendment shall have become effective; no order suspending the effectiveness of the Registration Statement shall be in effect, and no proceeding for such purpose, pursuant to Rule 401(g)(2) or pursuant to Section 8A under the Securities Act shall be pending before or threatened by the Commission; the Prospectus and each Issuer Free Writing Prospectus shall have been timely filed with the Commission under the Securities Act (in the case of an Issuer Free Writing Prospectus, to the extent required by Rule 433 under the Securities Act) and in accordance with Section 4(a) hereof; and all requests by the Commission for additional information shall have been complied with to the reasonable satisfaction of the Representatives.

(b)           Officers’ Certificate.  On the Closing Date, there shall not have been, since the date hereof or since the respective dates as of which information is given in the Registration Statement, the Time of Sale Information or the Prospectus, any Material Adverse Effect. The Representatives shall have received on and as of the Closing Date a certificate from the Chief Executive Officer and of the chief financial or chief accounting officer of the Company, to the effect that (i) there has been no such Material Adverse Effect, (ii) the representations and warranties in Section 2 hereof are true and correct with the same force and effect as though expressly made at and as of Closing Date, (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to Closing Date, and (iv) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or, to their knowledge, contemplated by the Commission.

(c)           Comfort Letter.  On the date of this Agreement, PricewaterhouseCoopers Zhong Tian LLP shall have furnished to the Representatives, a letter, dated such date, in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the other Underwriters containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Information and the Prospectus.

(d)           Bring-down Comfort Letter.  On the Closing Date, PricewaterhouseCoopers Zhong Tian LLP shall have furnished to the Representatives, a letter, dated the Closing Date, to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection (c) of this Section, except that the specified date referred to shall be a date not more than three business days prior to the Closing Date.

(e)           Opinion, Tax Opinion and 10b-5 Statement of Counsel for the Company.  Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Company, shall have furnished to the Representatives its written opinion, tax opinion and 10b-5 statement, dated the Closing Date, in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such opinion for each of the other Underwriters.

(f)            Opinion of Cayman Islands Counsel for the Company.  Maples and Calder, Cayman Islands counsel for the Company, shall have furnished to the Representatives its opinion dated the Closing Date, in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such opinion for each of the other Underwriters.

(g)           Opinion of PRC Counsel for the Company.  Zhong Lun Law Firm, PRC counsel for the Company, shall have furnished to the Representatives, such written opinion or opinions dated the Closing Date in form and substance satisfactory to the Representatives, substantially to the effect set forth in Annex C attached hereto, together with signed or reproduced copies of such opinion for each of the other Underwriters.

(h)           Opinion of Hong Kong Counsel for the Company.  Skadden, Arps, Slate, Meagher & Flom, Hong Kong counsel for the Company, shall have furnished to the Representatives, its written opinion, dated the Closing Date, in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such opinion for each of the other Underwriters.

(i)            Opinion and 10b-5 Statement of Counsel for the Underwriters.  Davis Polk & Wardwell LLP, counsel for the Underwriters, shall have furnished to the Representatives an opinion and 10b-5 statement addressed to the Underwriters, dated the Closing Date, in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such opinion for each of the other Underwriters.

(j)            Opinion of PRC Counsel for the Underwriters.  JunHe LLP, PRC counsel for the Underwriters, shall have furnished to the Representatives such written opinion or opinions, dated the Closing Date, in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such opinion for each of the other Underwriters.

(k)           No Legal Impediment to Issuance.  No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state or foreign governmental or regulatory authority that would, as of the Closing Date, prevent the issuance or sale of the Securities; and no injunction or order of any federal, state or foreign court shall have been issued that would, as of the Closing Date, prevent the issuance or sale of the Securities.

(l)            DTC.  The Securities shall be eligible for clearance and settlement through DTC.

(m)          Indenture and Securities.  The Indenture shall have been duly executed and delivered by a duly authorized officer of the Company and the Trustee, and the Securities shall have been duly executed and delivered by a duly authorized officer of the Company and duly authenticated by the Trustee.

(n)           SGX-ST.  As of the Closing Date, the Company shall have received approval-in-principle for the Securities to be listed on the SGX-ST, subject only to compliance with the conditions specified in the approval-in-principle granted by the SGX-ST.

(o)                                 Ratings.  [          ]

(p)                                 Additional Documents.  At the Closing Date counsel for the Underwriters shall have been furnished with such documents and opinions as they may require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained.

(q)                                 Termination.  If any condition specified in this Section 5 shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the Representatives by notice to the Company at any time at or prior to Closing Date, and such termination shall be without liability of any party to any other party except as provided in Section 10 and except for the Sections 2, 6, 7, 15, 16 and 17 that shall survive any such termination and remain in full force and effect.

6.                                      Indemnification and Contribution.

(a)                                 Indemnification of the Underwriters.  The Company agrees to indemnify and hold harmless each Underwriter, its affiliates (as such term is defined in Rule 501(b) under the Securities Act), its selling agents and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act as follows:

(i)                                     against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of any untrue statement or alleged untrue statement of a material fact included in any Preliminary Prospectus, any Issuer Free Writing Prospectus, the Time of Sale Information, any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or the Prospectus (or any amendment or supplement thereto), or caused by any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii)                                  against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 6(d) below) any such settlement is effected with the written consent of the Company;

(iii)                               against any and all expense whatsoever, as reasonably incurred (including the fees and disbursements of counsel chosen by the Representatives), in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in the Registration Statement (or any amendment thereto), including the Rule 430 Information, any Preliminary Prospectus, any Issuer Free Writing Prospectus, the Time of Sale Information or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with the Underwriter Information.

(b)                                 Indemnification of the Company, Directors and Officers.  Each Underwriter severally agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), any Preliminary Prospectus, any Issuer Free Writing Prospectus, the Time of Sale Information or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with any information relating to such Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use therein, it being understood and agreed that the only such information consists of (i) the names of the Underwriters on the bottom of the front and back cover pages of the Prospectus and in the table under the first paragraph of text under the caption “Underwriting” on page S-38 of the Prospectus; (ii) the eleventh paragraph under the caption “Underwriting” on page S-39 of the Prospectus concerning the addresses of the Representatives; (iii) the fourth sentence in the eighth paragraph of text under the caption “Underwriting” on page S-39 of the Prospectus concerning the Underwriters’ market-making activities; and (iv) the first four sentences in the ninth paragraph of text under the caption “Underwriting” on page S-39 of the Prospectus concerning over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids (collectively, the “Underwriter Information”).

(c)                                  Actions against Parties; Notification.  Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement.  In the case of parties indemnified pursuant to Section 6(a) above, counsel to the indemnified parties shall be selected by the Representatives, and, in the case of parties indemnified pursuant to Section 6(b) above, counsel to the indemnified parties shall be selected by the Company.  An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party.  In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances.  No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)                                 Settlement without Consent if Failure to Reimburse.  If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

(e)                                  Contribution.  If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and of the Underwriters, on the other hand, in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company, on the one hand, and the total underwriting discount received by the Underwriters, on the other hand, in each case as set forth on the cover of the Prospectus, bear to the aggregate public offering price of the Securities as set forth on the cover of the Prospectus.

The relative fault of the Company, on the one hand, and the Underwriters, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 6(e) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 6(e).  The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 6 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 6(e), no Underwriter shall be required to contribute any amount in excess of the underwriting commissions received by such Underwriter in connection with the Securities underwritten by it and distributed to the public.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 6(e), each person, if any, who controls an Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and each Underwriter’s affiliates and selling agents shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as the Company.  The Underwriters’ respective obligations to contribute pursuant to this Section 6(e) are several in proportion to the number of Securities set forth opposite their respective names in Schedule 1 hereto and not joint.

(f)                                   Non-Exclusive Remedies.  The remedies provided for in this Section 6 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

7.                                      Representations, Warranties and Agreements to Survive Delivery.  All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company submitted pursuant hereto, shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of any Underwriter or its affiliates or selling agents, any person controlling any Underwriter, its officers or directors or any person controlling the Company and (ii) delivery of and payment for the Securities.

8.                                      Termination.  The Representatives may terminate this Agreement, by notice to the Company, at any time at or prior to the Closing Date (i) if there has been, in the judgment of the Representatives, since the time of execution of this Agreement or since the respective dates as of which information is given in the Registration Statement, the Time of Sale Information or the Prospectus, any Material Adverse Effect, or (ii) if there has occurred any material adverse change in the financial markets in the United States or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in the United States, the PRC, Hong Kong, the Cayman Islands or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Representatives, impracticable or inadvisable to proceed with the completion of the offering or to enforce contracts for the sale of the Securities, or (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission, the Nasdaq Global Select Market (“Nasdaq”) or the SGX-ST, or (iv) a suspension or material limitation in trading in securities generally on the Nasdaq or the New York Stock Exchange, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by such system or by order of the Commission, FINRA or any other regulatory authority; or (v) a material disruption in commercial banking or securities settlement or clearance services in the United States, the United Kingdom, Hong Kong, the PRC or the Cayman Islands; or (vi) a general moratorium on commercial banking activities in New York, London, Hong Kong, the PRC, or the Cayman Islands declared by the relevant authorities.

If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 10 hereof, and provided further that Sections 2, 6, 7, 15, 16 and 17 shall survive such termination and remain in full force and effect.

9.                                      Defaulting Underwriter.  If one or more of the Underwriters shall fail on the Closing Date to purchase the Securities which it or they are obligated to purchase under this Agreement (the “Defaulted Securities”), the Representatives shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representatives shall not have completed such arrangements within such 24-hour period, then:

(i)             if the number of Defaulted Securities does not exceed 10% of the number of Securities to be purchased on such date, each of the non-defaulting Underwriters shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or

(ii)          if the number of Defaulted Securities exceeds 10% of the number of Securities to be purchased on such date, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter.

No action taken pursuant to this Section shall relieve any defaulting Underwriter from liability in respect of its default.

In the event of any such default which does not result in a termination of this Agreement, the Representatives shall have the right to postpone the Closing Date for a period not exceeding seven days in order to effect any required changes in the Registration Statement, the Time of Sale Information or the Prospectus or in any other documents or arrangements.  As used herein, the term “Underwriter” includes any person substituted for an Underwriter under this Section 9.

10.                               Payment of Expenses.  The Company will pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and each amendment thereto, (ii) the preparation, printing and delivery to the Underwriters of copies of the Preliminary Prospectus, any Issuer Free Writing Prospectus, any Time of Sale Information and the Prospectus (including all exhibits, amendments and supplements thereto) and any costs associated with electronic delivery of any of the foregoing by the Underwriters to investors, (iii) the costs of reproducing and distributing each of the Transaction Documents, (iv) the preparation, issuance and delivery of the certificates for the Securities to the Underwriters, including any transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of the Securities to the Underwriters and the initial sale of the Securities by the Underwriters as contemplated by the Agreement, (v) the fees and disbursements of the Company’s counsels, accountants and other advisors, (vi) the fees and expenses of the Trustee and any paying agent (including related fees and expenses of any counsel to such parties), (vii) all expenses and application fees incurred in connection with the approval of the Securities for book-entry transfer by DTC, (viii) any fees charged by rating agencies for rating the Securities, (ix) the costs and expenses of the Company relating to any “road show” activities for the Securities, including without limitation, expenses associated with the preparation or dissemination of any electronic road show and travel and lodging expenses of the representatives, employees and officers of the Company, (x) the qualification of the Securities under securities laws in accordance with the provisions of Section 2(v) hereof, including filing fees, and (xi) the fees and expenses incurred in connection with the listing of the Securities on the SGX-ST. For the avoidance of doubt, the Company will not pay any costs and expenses of the Underwriters, including any fees, disbursements or expenses of any counsel to the Underwriters or any travel and lodging expenses of the representatives and officers of the Underwriters in the process of and in connection with the offering contemplated by this Agreement.

11.                               No Advisory or Fiduciary Relationship.  The Company acknowledges and agrees that (i) each Underwriter is acting solely as a principal and is not the agent or fiduciary of, the Company, any Group Entities or their respective securityholders, creditors, employees or any other party, with respect to the offering of Securities contemplated hereby (including in connection with determining the terms of the offering of the Securities), (ii) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favor of the Company or any Group Entities with respect to the offering of the Securities or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company or any Group Entities on other matters) and no Underwriter has any obligation to the Company or any Group Entities with respect to the offering of the Securities except the obligations expressly set forth in this Agreement, (iii) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and the Group Entities and (iv) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering of the Securities and each of the Company and the Group Entities has consulted its own respective legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

12.                               Authority of the Representatives.  Any action by the Underwriters hereunder may be taken by the Representatives on behalf of the Underwriters, and any such action taken by the Representatives shall be binding upon the Underwriters.

13.                               Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted and confirmed by any standard form of telecommunication.  Notices to the Underwriters shall be given to the Representatives at:

Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park

New York, New York 10036

Fascimile: 1-212-901-7881

Attention: BofA Merrill Lynch, High Grade Transaction Management/Legal, NY1-050-12-02, 50 Rockefeller Plaza, New York, New York 10020

With a copy to:

Merrill Lynch (Asia Pacific) Limited

55/F Cheung Kong Center

2 Queen’s Road Central

Central, Hong Kong

Attention: Debt Capital Markets

and

UBS AG Hong Kong Branch
52/F, Two International Finance Centre

8 Finance Street

Central, Hong Kong

Fascimile: +852 2971 8848

Attention: Global Capital Markets

Notices to the Company shall be given to it at:

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111

The People’s Republic of China

Attention: Chief Financial Officer

14.                               Parties.  This Agreement shall each inure to the benefit of and be binding upon the Underwriters and the Company and their respective successors.  Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters, the Company and their respective successors and the controlling persons and officers and directors referred to in Section 6 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained.  This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters and the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation.  Notwithstanding the preceding sentence, this Agreement shall each inure to the benefit of and be binding upon BofAML Securities, Inc. as an assignee to Merrill Lynch, Pierce, Fenner & Smith Incorporated without prior written consent of any party. No purchaser of Securities from any Underwriter shall be deemed to be a successor by reason merely of such purchase.

15.                               Governing Law.  This Agreement and any claim, controversy or dispute arising under or related to this Agreement shall be governed by and construed in accordance with the laws of the State of New York.

16.                               Submission to Jurisdiction.  Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby (“Related Proceedings”) shall be instituted in (i) the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan or (ii) the courts of the State of New York located in the City and County of New York, Borough of Manhattan (collectively, the “Specified Courts”), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a “Related Judgment”), as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding.  Service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court.  The parties, irrevocably and unconditionally waive, to the fullest extent permitted by applicable law, any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum.  The Company appoints Law Debenture Corporate Services Inc., currently located at 400 Madison Avenue, 4th Floor, New York, New York 10017, as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the City and County of New York. With respect to any Related Proceeding, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in the Specified Courts, and with respect to any Related Judgment, each party waives any such immunity in the Specified Courts or any other court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such Related Proceeding or Related Judgment, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.

17.                               Waiver of Jury Trial.  The Company (on its behalf and, to the extent permitted by applicable law, on behalf of its stockholders and affiliates) and each of the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

18.                               Partial Unenforceability.  The invalidity or unenforceability of any section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other section, paragraph or provision hereof.  If any section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

19.                               Certain Defined Terms. For purposes of this Agreement, (i) except where otherwise expressly provided, the term “affiliate” has the meaning set forth in Rule 405 under the Securities Act; (ii) the term “business day” means any day other than a day on which banks are permitted or required to be closed in New York City; and (iii) the term “subsidiary” has the meaning set forth in Rule 405 under the Securities Act.

20.                               TIME.  TIME SHALL BE OF THE ESSENCE OF THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

21.                               Amendments or Waivers.  No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

22.                               Counterparts.  This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

23.                               Headings.  The headings herein are included for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Underwriters and the Company in accordance with its terms.

[INTENTIONALLY LEFT BLANK]

Very truly yours,

JD.COM, INC.

By
Name:
Title:

[Signature Page to Underwriting Agreement]

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

For itself and on behalf of the several Underwriters listed

in Schedule 1 hereto.

By
Authorized Signatory

[Signature Page to Underwriting Agreement]

UBS AG HONG KONG BRANCH

For itself and on behalf of the several Underwriters listed

in Schedule 1 hereto.

By
Authorized Signatory

By
Authorized Signatory

[Signature Page to Underwriting Agreement]

Schedule 1

Underwriter	Principal Amount of 20[ ] Notes	Principal Amount of 20[ ] Notes
	$	$
	$	$
Total	$	$

S-1-1

Schedule 2

Group Entities

Subsidiaries:

Jingdong Technology Group Corporation	Cayman Islands
Jingdong Logistics Group Corporation	Cayman Islands
Jingdong E-Commerce (Express) Hong Kong Co., Ltd.	Hong Kong
Jingdong E-Commerce (Trade) Hong Kong Co., Ltd.	Hong Kong
Jingdong E-Commerce (Logistics) Hong Kong Co., Ltd.	Hong Kong
JD.com International Limited	Hong Kong
Beijing Jingdong Century Trade Co., Ltd.	PRC
Beijing Jingdong Century Information Technology Co., Ltd.	PRC
Shanghai Yuanmai Trading Co., Ltd.	PRC
Guangzhou Jingdong Trading Co., Ltd.	PRC
Chengdu Jingdong Century Trading Co., Ltd.	PRC
Wuhan Jingdong Century Trading Co., Ltd.	PRC
Jiangsu Jingdong Information Technology Co., Ltd.	PRC
Beijing Jingdong Shangke Information Technology Co., Ltd.	PRC
Tianjin Star East Co., Ltd.	PRC
Beijing Jingbangda Trade Co., Ltd.	PRC
Shanghai Shengdayuan Information Technology Co., Ltd.	PRC
Chongqing Jingdong Haijia E-commerce Co., Ltd.	PRC
Beijing Jinghui Microcredit Co., Ltd.	PRC
Shanghai Jinghui Microcredit Co., Ltd.	PRC

Variable Interest Entities:

Beijing Jingdong 360 Degree E-commerce Co., Ltd.	PRC
Jiangsu Yuanzhou E-commerce Co., Ltd.	PRC
Suqian Limao Donghong Investment Management Co., Ltd.	PRC
Fortune Rising Holdings Limited	British Virgin Islands
Beijing Jingdong Shangboguangyi Investment Management Co., Ltd.	PRC
Chinabank Payment Technology Co., Ltd.	PRC
Shanghai Banghui Commercial Factoring Co., Ltd.	PRC

S-2-1

Annex A

Time of Sale Information

•                  Pricing Term Sheet, dated           , 2016, substantially in the form of Annex B.

A-A-1

Annex B

Pricing Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-210795

Issuer Free Writing Prospectus dated          , 2016

Relating to Preliminary Prospectus Supplement dated April 18, 2016

JD.COM, INC.

Pricing Term Sheets

[             ]% Notes due 20[          ] (the “20[          ] Notes”)

Issuer:	JD.com, Inc.
Principal Amount:	US$[ ]
Maturity Date:	[ ], 20[ ]
Coupon (Interest Rate):	[ ]%
Public Offering Price:	[ ]% of face amount
Ranking:	Senior unsecured
Format:	SEC registered
Listing:	SGX-ST
Minimum Denomination:	US$200,000 and integral multiples of US$1,000 in excess thereof
Yield to Maturity:	[ ]%
Spread to Benchmark Treasury:	[ ]%
Benchmark Treasury:	[ ]
Benchmark Treasury Yield:	[ ]
Interest Payment Dates:	[ ], commencing [ ]
Interest Payment Record Dates:	[ ] and [ ]
Optional Redemption:	[ ]
Trade Date:	[ ], 2016
Settlement Date:	[ ], 2016
CUSIP / ISIN:	[ ]
Expected Ratings*:	[ ]
Joint Bookrunners:	Merrill Lynch Pierce, Fenner & Smith Incorporated UBS AG Hong Kong Branch

[          ]% Notes due 20[          ] (the “20[          ] Notes”)

Issuer:	JD.com, Inc.
Principal Amount:	US$ [ ]
Maturity Date:	[ ], 20[ ]
Coupon (Interest Rate):	[ ]%
Public Offering Price:	[ ]% of face amount
Ranking:	Senior unsecured
Format:	SEC registered
Listing:	SGX-ST
Minimum Denomination:	US$200,000 and integral multiples of US$1,000 in excess thereof
Yield to Maturity:	[ ]%
Spread to Benchmark Treasury:	[ ]%
Benchmark Treasury:	[ ]

A-B-1

Benchmark Treasury Yield:	[ ]
Interest Payment Dates:	[ ], commencing [ ]
Interest Payment Record Dates:	[ ] and [ ]
Optional Redemption:	[ ]
Trade Date:	[ ], 2016
Settlement Date:	[ ], 2016
CUSIP / ISIN:	[ ]
Expected Ratings*:	[ ]
Joint Bookrunners:	Merrill Lynch Pierce, Fenner & Smith Incorporated UBS AG Hong Kong Branch

*A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time. Each rating should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling toll free at            .

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

A-B-2

ANNEX C

Form of Opinion of PRC Counsel for the Company